Item 77.C – Matters Submitted to a Vote of Security Holders

At a Special Meeting of Shareholders held on April 30, 2015, shareholders of EQ/International ETF Portfolio approved the Plan of Reorganization and Termination, pursuant to which the Portfolio was merged into the EQ/International Equity Index Portfolio at the close of business on May 22, 2015.  The results of the shareholder vote are as follows:
For Against Abstain
1,174,528.665 70,998.390 145,889.945